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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

Memory Pharmaceuticals, Corp.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
58606R403
(CUSIP Number)
Vaughn Killian
MPM Asset Management
The John Hancock Tower
200 Clarendon Street, 54th Floor
Boston, MA 02116
Telephone: (617) 425-9200
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
December 18, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	58606R403

1	NAMES OF REPORTING PERSONS: MPM BioVentures IV, L.P.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑ (1)

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0(2)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0(2)

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

0(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

0.00%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN
(1)This Schedule is filed by MPM BioVentures IV, L.P., MPM BioVentures IV-QP, L.P. and MPM Asset Management Investors BV4 LLC (collectively, the “MPM Entities”). The MPM Entities expressly disclaim status as a “group” for purposes of this amended Schedule 13D.
(2) On December 21, 2006, MPM BioVentures IV, L.P. was dissolved and its shares and warrants to purchase shares of the Issuer’s Common Stock were transferred to MPM BioVentures IV-QP, L.P. As a result, the Reporting Person will no longer be filing Section 13 reports with respect to this Issuer.

CUSIP No.	58606R403

1	NAMES OF REPORTING PERSONS: MPM BioVentures IV Q-P, L.P.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑ (1)

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		13,777,106(2)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		13,777,106(2)

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

13,777,106(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

20.36%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN
(1)This Schedule is filed by MPM BioVentures IV, L.P., MPM BioVentures IV-QP, L.P. and MPM Asset Management Investors BV4 LLC (collectively, the “MPM Entities”). The MPM Entities expressly disclaim status as a “group” for purposes of this amended Schedule 13D.
(2) This amount includes 283,478 shares transferred from MPM BioVentures IV, L.P.
(3)This percentage is calculated based on 67,655,132 shares of the Issuer’s common stock outstanding, as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the Securities Exchange Act of 1934, which is the sum of: (i) 62,668,654 shares of Issuer’s common stock outstanding as of November 13, 2006 and (ii) 4,986,478 shares of the Issuer’s common stock issued on December 18, 2006 pursuant to the second closing of the transactions contemplated in the Securities Purchase Agreement with the MPM Entities and the Other PIPE Investors (as defined herein).

CUSIP No.	58606R403

1	NAMES OF REPORTING PERSONS: MPM Asset Management Investors BV4 LLC

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑ (1)

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		461,667

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		461,667

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	461,667

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0.68%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO
(1)This Schedule is filed by MPM BioVentures IV, L.P., MPM BioVentures IV-QP, L.P. and MPM Asset Management Investors BV4 LLC (collectively, the “MPM Entities”). The MPM Entities expressly disclaim status as a “group” for purposes of this amended Schedule 13D.
(2) This percentage is calculated based on 67,655,132 shares of the Issuer’s common stock outstanding, as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the Securities Exchange Act of 1934, which is the sum of: (i) 62,668,654 shares of Issuer’s common stock outstanding as of November 13, 2006 and (ii) 4,986,478 shares of the Issuer’s common stock issued on December 18, 2006 pursuant to the second closing of the transactions contemplated in the Securitie s Purchase Agreement with the MPM Entities and the Other PIPE Investors (as defined herein).

Item 1.    Security and Issuer
     (a) This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) is being filed as an amendment to the initial statement on Schedule 13D relating to the common stock, par value $0.001 per share, of Memory Pharmaceuticals Corp., a Delaware corporation (“Issuer” or “Memory”), as filed with the Securities and Exchange Commission (the “SEC”) on October 25, 2006 (the “Schedule 13D”).
     (b) The principal executive offices of the Issuer are located at 100 Phillips Parkway, Montvale, NJ 07645.
     Unless otherwise indicated, all capitalized terms used herein but not defined shall have the same meaning as set forth in the Schedule 13D. The Schedule 13D is hereby further amended and supplemented as follows:
Item 2.     Identity and Background
     Item 2 of the Schedule 13D is amended and restated in its entirety as follows:
     (a) The entities filing this statement are MPM BioVentures IV, L.P., MPM BioVentures IV-QP, L.P. and MPM Asset Management Investors BV4 LLC (collectively, the “MPM Entities”). On December 21, 2006, MPM BioVentures IV, L.P. was dissolved and the shares and warrants of the Issuer previously held by it were transferred to MPM BioVentures IV-QP, L.P.
     (b) The address of the principal place of business of each of The MPM Entities is The John Hancock Tower, 200 Clarendon Street, 54th Floor, Boston, Massachusetts 02116.
     (c) The principal business of each of the MPM Entities is the venture capital investment business.
     (d) During the last five years, none of the MPM Entities or of the Listed Persons (as defined below), to the knowledge of the MPM Entities, has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
     (e) During the last five years, none of the MPM Entities or of the Listed Persons (as defined below), to the knowledge of the MPM Entities, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     (f) Each of the MPM Entities is a Delaware limited partnership or limited liability company.
     In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the managers and each other person controlling the general partners of the MPM Entities (the “Listed Persons”) required by Item 2 of Schedule 13D is listed on Schedule 1 hereto and is incorporated by reference herein.
Item 3.     Source and Amount of Funds or Other Consideration
     Item 3 of the Schedule 13D is amended, in pertinent part, to add the following:
     On December 18, 2006, pursuant to the Second Closing under the Securities Purchase Agreement, the MPM Entities purchased, in aggregate, an additional 2,315,151 shares of the common stock of the Issuer at a price of $1.11 per share (the “Shares”) for an aggregate purchase price of $2,569,817.61. The source of the funds used by the MPM Entities in connection with the purchase of the Shares was working capital and other funds.

     MPM BioVentures IV, L.P. purchased 46,092 of the Shares at the Second Closing. On December 21, 2006, MPM BioVentures IV, L.P. was dissolved and all shares and warrants of the Issuer held by such entity were transferred to MPM BioVentures IV Q-P, L.P.
     On February 12, 2007, the MPM Entities exercised, in aggregate, Warrants to purchase 2,847,754 shares of the common stock of the Issuer at a price of $1.33 per share (the “Warrant Shares”) for an aggregate purchase price of $3,787,512.82. The source of the funds used by the MPM Entities in connection with the purchase of the Warrant Shares was working capital and other funds.
Item 4.     Purpose of Transaction
     Item 4 of the Schedule 13D is amended and restated in its entirety as follows:
     The MPM Entities agreed to purchase the shares of common stock, including the shares issued pursuant to the exercise of Warrants, pursuant to the Securities Purchase Agreement for investment purposes.
     Subject to applicable legal requirements, one or more of the MPM Entities may purchase additional securities of the Issuer from time to time in open market or private transactions, depending on their evaluation of the Issuer’s business, prospects and financial condition, the market for the Issuer’s securities, other developments concerning the Issuer, the reaction of the Issuer to the MPM Entities’ ownership of the Issuer’s securities, other opportunities available to the MPM Entities, and general economic, money market and stock market conditions. In addition, depending upon the factors referred to above, the MPM Entities may dispose of all or a portion of their securities of the Issuer at any time. Each of the MPM Entities reserves the right to increase or decrease its holdings on such terms and at such times as each may decide.
     Other than as described above in this Item 4, none of the MPM Entities have any plan or proposal relating to or that would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the Board of Directors or management of the Issuer, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the Board of Directors of the Issuer; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) a class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to those enumerated above.
     Pursuant to the Securities Purchase Agreement, on October 26, 2006 Memory filed with the Securities and Exchange Commission (the “SEC”) a registration statement with respect to the resale of the shares of common stock (A) issued at the closing of the Securities Purchase Agreement, and (B) issuable upon exercise of the Warrants. Subject to Memory’s right to suspend the resale of stock under the registration statement in certain circumstances, Memory is required to use its reasonable commercial efforts to maintain the effectiveness of the registration statement until the earlier of (a) three years from the Closing Date, or (b) the date on which all shares of common stock and shares issued upon exercise of the Warrants then held by the PIPE Investors pursuant to the Securities Purchase Agreement may be sold under Rule 144 of the Securities Act during any 90 day period.

Item 5.     Interest in Securities of the Issuer
          Item 5 of the Schedule 13D is amended and restated in its entirety as follows:
     The following information with respect to the ownership of the common stock of the Issuer by the persons filing this Statement is provided as of February 13, 2007:

	Shares of		Shared	Sole	Shared
	Issuer	Sole Voting	Voting	Dispositive	Dispositive	Beneficial	Percentage
MPM Entity	Common Stock	Power	Power	Power	Power	Ownership	of Class (2)
MPM BioVentures IV,	0	0	0	0	0	0	0.0%
L.P.(1)

MPM BioVentures	13,777,106	13,777,106	0	13,777,106	0	13,777,106	20.36%
IV-QP, L.P.(1)

MPM Asset	461,667	461,667	0	461,667	0	461,667	0.68%
Management Investors BV4 LLC
(1)	On December 21, 2006, MPM BioVentures IV, L.P. was dissolved and its shares and warrants were transferred to MPM BioVentures IV-QP, L.P. As a result, it will no longer be filing Section 13 reports with respect to this Issuer.
Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     Item 6 is amended and restated in its entirety as follows:
     The information provided and incorporated by reference in Items 3, 4 and 5 is hereby incorporated by reference.
     Other than as described in this Schedule 13D, to the best of the MPM Entities’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.
     Item 7.     Material to Be Filed as Exhibits
     A.    Form of Securities Purchase Agreement by and among the MPM Entities and the Other PIPE Investors dated October 5, 2006 (Incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on October 10, 2006 (SEC File No. 0-16614)).
     B.    Agreement regarding filing of joint Schedule 13D.

Signature
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2007
MPM BioVentures IV, L.P. By: MPM BioVentures IV GP LLC, its General Partner By: MPM BioVentures IV LLC, its Managing Member
	By:	/s/ Vaughn Kailian
		Name:	Vaughn Kailian, member of
MPM BioVentures IV LLC, the managing member of MPM BioVentures IV GP LLC, in its capacity as the general partner of MPM BioVentures IV, L.P.

Date: February 13, 2007
MPM BioVentures IV-QP, L.P. By: MPM BioVentures IV GP LLC, its General Partner By: MPM BioVentures IV LLC, its Managing Member
	By:	/s/ Vaughn Kailian
		Name:	Vaughn Kailian, member of
MPM BioVentures IV LLC, the managing member of MPM BioVentures IV GP LLC, in its capacity as the general partner of MPM BioVentures IV-QP, L.P.

Date: February 13, 2007
MPM Asset Management Investors BV4 LLC By: MPM BioVentures IV LLC, its Manager
	By:	/s/ Vaughn Kailian
		Name:	Vaughn Kailian, member of
MPM Asset Management Investors BV4 LLC

Schedule I
General Partners/Members
Ansbert Gadicke
c/o MPM Asset Management
The John Hancock Tower
200 Clarendon Street, 54th Floor
Boston, MA 02116
Principal Occupation: Member of the general partner of MPM BioVentures IV-QP, L.P. and member of MPM Asset Management Investors BV4 LLC.
Citizenship: USA
Luke Evnin
c/o MPM Asset Management
The John Hancock Tower
200 Clarendon Street, 54th Floor
Boston, MA 02116
Principal Occupation: Member of the general partner of MPM BioVentures IV-QP, L.P. and member of MPM Asset Management Investors BV4 LLC.
Citizenship: USA
Steven St. Peter
c/o MPM Asset Management
The John Hancock Tower
200 Clarendon Street, 54th Floor
Boston, MA 02116
Principal Occupation: Member of the general partner of MPM BioVentures IV-QP, L.P. and member of MPM Asset Management Investors BV4 LLC.
Citizenship: USA
William Greene
c/o MPM Asset Management
601 Gateway Blvd. Suite 350
S. San Francisco, CA 94080
Principal Occupation: Member of the general partner of MPM BioVentures IV-QP, L.P. and member of MPM Asset Management Investors BV4 LLC.
Citizenship: USA
James Paul Scopa
c/o MPM Asset Management
601 Gateway Blvd. Suite 350
S. San Francisco, CA 94080
Principal Occupation: Member of the general partner of MPM BioVentures IV-QP, L.P. and member of MPM Asset Management Investors BV4 LLC.
Citizenship: USA
Ashley Dombkowski
c/o MPM Asset Management
601 Gateway Blvd. Suite 350
S. San Francisco, CA 94080
Principal Occupation: Member of the general partner of MPM BioVentures IV-QP, L.P. and member of MPM Asset Management Investors BV4 LLC.
Citizenship: USA
Vaughn M. Kailian
c/o MPM Asset Management
The John Hancock Tower
200 Clarendon Street, 54th Floor
Boston, MA 02116
Principal Occupation: Member of the general partner of MPM BioVentures IV-QP, L.P. and member of MPM Asset Management Investors BV4 LLC.
Citizenship: USA
John Vander Vort
c/o MPM Asset Management
The John Hancock Tower
200 Clarendon Street, 54th Floor
Boston, MA 02116
Principal Occupation: Member of the general partner of MPM BioVentures IV-QP, L.P. and member of MPM Asset Management Investors BV4 LLC.
Citizenship: USA

Exhibit Index
     A. Form of Securities Purchase Agreement by and among The MPM Entities and the Other PIPE Investors, dated October 5, 2006 (Incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on October 10, 2006 (SEC File No. 0-16614)).
     B. Agreement regarding filing of joint Schedule 13D.

Exhibit B
Joint Filing Statement
     I, the undersigned, hereby express my agreement that the attached Schedule 13D (and any amendments thereto) relating to the common stock and warrants to purchase common stock of Memory Pharmaceuticals Corp. is filed on behalf of each of the undersigned.

Date: February 13, 2007
MPM BioVentures IV, L.P. By: MPM BioVentures IV GP LLC, its General Partner By: MPM BioVentures IV LLC, its Managing Member
	By:	/s/ Vaughn Kailian
		Name:	Vaughn Kailian, member of
MPM BioVentures IV LLC, the managing member of MPM BioVentures IV GP LLC, in its capacity as the general partner of MPM BioVentures IV, L.P.

Date: February 13, 2007
MPM BioVentures IV-QP, L.P. By: MPM BioVentures IV GP LLC, its General Partner By: MPM BioVentures IV LLC, its Managing Member
	By:	/s/ Vaughn Kailian
		Name:	Vaughn Kailian, member of
MPM BioVentures IV LLC, the managing member of MPM BioVentures IV GP LLC, in its capacity as the general partner of MPM BioVentures IV-QP, L.P.

Date: February 13, 2007
MPM Asset Management Investors BV4 LLC By: MPM BioVentures IV LLC, its Manager
	By:	/s/ Vaughn Kailian
		Name:	Vaughn Kailian, member of
MPM Asset Management Investors BV4 LLC